SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                      -------------------------------------
                            (Name of Subject Company)

                     Common Stock, $.02 par value per share,
                     ---------------------------------------
                         (Title of Class of Securities)

                                    68158N106
                                    ---------
                      (CUSIP Number of Class of Securities)

                               Steven A. Rothstein
                      Chairman and Chief Executive Officer
                       875 N. Michigan Avenue, Suite 1560
                             Chicago, Illinois 60611
                                  312-751-8833
     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                               Alan I. Annex, Esq.
                             Michael L. Pflaum, Esq.
                              Greenberg Traurig LP
                           200 Park Avenue, 14th floor
                            New York, New York 10166
                                 (212) 801-9200

 ------------------------------------------------------------------------------

This Information Statement is being furnished to holders of record on December 12, 2001 of shares of common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS. The Company has recently entered into a series of transactions which may ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of certain transactions. Please see "Change in Control" for a more complete description of such transactions.

On December 14, 2001, the Company, Mark Goldwasser ("Goldwasser") and Triage Partners LLC, a New York limited liability company ("Triage," and together with Goldwasser, the "Purchaser Group") entered into an agreement (the "Purchase Agreement") whereby the Company sold to the Purchaser Group an aggregate of 10,725 shares of Company Series A Preferred Stock for an aggregate purchase price of $1,072,500 (the "Purchase").

In addition, the Company has entered into a Securities Exchange Agreement (the "Exchange Agreement") with Gregory P. Kusnick and Karen Jo Gustafson, as Joint Tenants with Right of Survivorship ("KG"), and Gregory C. Lowney and Maryanne K. Snyder, as Joint Tenants with Right of Survivorship ("LS," and, together with KG the "Noteholders"), whereby the Noteholders agreed to exchange 50% of their outstanding notes and warrants for an aggregate of (i) 10,000 shares of Series A Preferred Stock and (ii) warrants to purchase 100,000 shares of Company Common Stock with an exercise price of $1.75 per share (the "Exchange"). Pursuant to the Exchange Agreement, Peter Rettman, as initial representative of the Noteholders, will have a board seat designated for him.

In a related transaction, Steven A. Rothstein and certain other entities affiliated with Mr. Rothstein (the "Rothstein Affiliates") have entered into a Stock Purchase Agreement (the "Rothstein Agreement") dated as of December 14, 2001 with Triage, whereby Mr. Rothstein and the Rothstein Affiliates have agreed to sell an aggregate of 285,000 shares of Company Common Stock for an aggregate purchase price of $427,500 (the "Rothstein Sale").

It is presently anticipated that pursuant to the transactions contemplated in the Purchase, the Exchange and the Rothstein Sale (collectively, the "Transactions"), Steven A. Rothstein, James C. Holcomb, Jr. and D.S. Patel will each resign from the Board of Directors of the Company ten (10) days after the mailing of this Information Statement to holders of record of the Common Stock and that Peter Rettman, Mark Goldwasser, Martin S. Sands, Steven B. Sands, Robert J. Rosan, and Andrew Zaro will each be appointed to the Board of Directors of the Company. Therefore, it is presently anticipated that ten (10) days after the mailing of this Information Statement to holders of record of the Common Stock, the Board of Directors of the Company shall consist of Peter Rettman, Gary A. Rosenberg, Mark Goldwasser, Martin S. Sands, Steven B. Sands, Robert J. Rosan and Andrew Zaro.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On December 12, 2001, there were 2,236,449 shares of Common Stock issued and outstanding. In addition, as of December 12, (i) 1,272,508 shares of Common Stock were reserved for issuance pursuant to grants made in accordance with the Company's stock option plans, (ii) 985,000 shares of Common Stock were authorized for issuance pursuant to the 2001 Stock Option Plan, and (iii) 467,925 shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him.

The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five percent (5%) of the voting Securities of the Company as of December 12, 2001:

                                                 ----------------------------
                                                   AMOUNT AND
                         NAME AND ADDRESS OF         NATURE         PERCENTAGE
  TITLE AND CLASS OF      BENEFICIAL OWNER       OF BENEFICIAL         OF
         STOCK                                   OWNERSHIP (1)       CLASS
----------------------------------------------   ---------------    ---------

Common Stock            Steven A. Rothstein
                        875 North Michigan Avenue    780,557(2)       31.85%
                        Suite 1560
                        Chicago, Illinois 60611

Common Stock            Mark Goldwasser
                        120 Broadway                 220,500(3)        9.08%
                        27th Floor
                        New York, New York 10271

Common Stock            Gary A. Rosenberg
                        676 North Michigan           129,444(4)        5.47%
                        Ave., Suite 3660
                        Chicago, Illinois 60611

Common Stock            Peter Rettman
                        1001 Fourth Avenue           150,000(5)        6.29%
                        Suite 2200
                        Seattle, Washington 98154

(1) All securities are beneficially owned directly by the persons listed on the table (except as otherwise indicated).

(2) Includes 128,750 shares owned by direct family members, 92,510 shares and 5,000 restricted stock warrants owned by retirement plans and 209,194 shares of vested unexercised stock options. After consummation of the Transactions, Mr. Rothstein's holdings shall be reduced to 281,363 shares directly and indirectly held by him and 5,000 restricted stock warrants; or 12.78%.

(3) Includes 192,000 shares of vested unexercised stock options. After the consummation of the Transactions, Mr. Goldwasser may be deemed to beneficially own 578,000 shares, including 357,500 shares issuable upon conversion of shares of Series A Preferred Stock, or 20.75%.

(4) Includes 127,194 shares of vested unexercised stock options and 2,250 restricted stock warrants.

(5)   Includes 150,000 unrestricted warrants to purchase common stock.


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                                       3

CHANGE IN CONTROL

On December 14, 2001, the Company and the Purchaser Group entered into the Purchase Agreement whereby the Company will sell to the Purchaser Group an aggregate of 10,725 shares of Company Series A Preferred Stock at a purchase price of $1,072,500. Such shares are convertible into shares of Company Common Stock at no greater than $1.50 per share, or such lesser amount as the parties may agree and subject to AMEX rules and regulations (as such amount is finally determined, the "Per Share Price") Pursuant to the Purchase Agreement, Steven A. Rothstein, James C. Holcomb, Jr. and D.S. Patel have each agreed to resign from the Board of Directors of the Company effective with the Closing. In addition, Mr. Rothstein and Robert H. Daskal have agreed to resign as executive officers of the Company effective with the Closing.

For a period of seven (7) months from the Closing of the Purchase Agreement (the "Escrow Period"), the Purchaser Group shall maintain on deposit for the benefit of the Company's broker-dealer subsidiary, National Securities Corporation, a Washington corporation ("National"), in accordance with the terms of an Escrow Agreement (the "Escrow Agreement"), $500,000 (the "Escrow Amount") to be drawn down by the Company, on an as needed basis, in the event the Company requires additional capital (a) to satisfy the shareholders' equity covenant related to its Clearing Agreement dated as of August 23, 2001 between First Clearing Corporation and National (as amended) or (b) for working capital if the Company does not attain profitability within the Escrow Period. Upon each draw down of the Escrow Amount, the Company shall issue such number of shares of Series A Preferred Stock as payment therefor at the Per Share Price in amounts and denominations in accordance with Purchaser Group's instructions. Upon expiration of the Escrow Period, the escrow agent, shall pay Purchaser Group the balance of the Escrow Amount, if any, and accrued interest thereon in accordance with Purchaser Group's instructions as more fully set forth in the Escrow Agreement.

In addition, the Company has entered into the Exchange Agreement with the Noteholders for the Noteholders to exchange 50% of their outstanding notes and warrants for an aggregate of (i) 10,000 shares of Series A Preferred Stock and
(ii) warrants to purchase 100,000 shares of Company Common Stock with an exercise price of $1.75 per share. The transaction will leave an aggregate amount of $1,000,000 in notes outstanding and warrants to purchase 100,000 shares of Company Common Stock with an exercise price of $5.00 per share. Pursuant to the Exchange Agreement, Peter Rettman, as initial representative of the Noteholders, will have a board seat designated for him. Additionally Mr. Rettman will have 75,000 of his 150,000 warrants re-priced at $1.75 from $5.00 per share.

In a related transaction, Steven A Rothstein and the Rothstein Affiliates have entered into the Rothstein Agreement with the Purchaser Group, whereby Mr. Rothstein and the Rothstein Affiliates will sell an aggregate of 285,000 shares of Company Common Stock for an aggregate purchase price of $427,500. In addition, they have agreed to grant an irrevocable proxy with respect to 274,660 remaining shares of Company Common Stock held by Rothstein and the Rothstein Affiliates for three years, granting the Purchaser Group certain rights-of-first refusal with respect to the sale of such shares for a period of two years, each subject to certain trading exemptions.

                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

The following table sets forth as of December 12, 2001 certain information with respect to the directors and Named Executive Officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the Transactions (the "Director Nominees").

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                                       5

                                   AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP      PERCENT OF CLASS
------------------------------     --------------------    ---------------------

Steven A. Rothstein - Chairman,             780,557(1)             31.85%
Chief Executive Officer and
President

Gary A. Rosenberg - Director                129,444(2)              5.47%

James C. Holcomb, Jr. - Director             29,385(3)              1.30%

D.S. Patel - Director                           10,000              0.45%

Mark Goldwasser - President and             220,500(5)              9.08%
Director Nominee

Robert H. Daskal - Senior Vice               93,726(6)              4.03%
President, Chief  Executive
Officer, Treasurer and Secretary

Michael A. Bresner - President of            99,250(4)              4.25%
National

Craig M. Gould - Vice Chairman of            84,963(7)              3.67%
Technology and Managing Director
of National

Peter Rettman - Director Nominee            150,000(8)              6.29%

Martin S. Sands - Director Nominee                 -0-               0.0%

Steven B. Sands -  Director Nominee                -0-               0.0%

Andrew Zaro - Director Nominee                     -0-               0.0%

Robert J. Rosan - Director Nominee                 -0-               0.0%

All executive officers and                1,447,825(9)             47.16%
directors of the Company as a
group (nine persons)

(1) Includes 128,750 shares owned by direct family members, 92,510 shares and 5,000 restricted stock warrants owned by retirement plans and 209,194 shares of vested unexercised stock options. After consummation of the Transactions, Mr. Rothstein's holdings shall be reduced to 281,363 shares directly and indirectly held by him and 5,000 restricted stock warrants; or 12.78%.

(2) Includes 127,194 shares owned of vested unexercised stock options and 2,250 of restricted stock warrants.

(3) Includes 9,385 shares owned directly through US Holdings and 20,000 shares of vested unexercised stock options.

(4)   Includes only shares of vested unexercised stock options.

(5) Includes 192,000 shares of vested unexercised stock options. After the consummation of the Transactions, Mr. Goldwasser may be deemed to beneficially own 578,000 shares, including 357,500 shares issuable upon conversion of shares of Series A Preferred Stock, or 20.75%.

(6)   Includes 91,851 shares of  vested unexercised stock options.

(7)   Includes 27,968 shares of vested unexercised stock options.

(8)   Includes 150,000 unrestricted stock warrants.

(9) Includes 826,457 shares of vested unexercised stock options and 7,250 restricted stock warrants.

DIRECTORS AND DIRECTOR NOMINEES

Mark Goldwasser               43 years old      Director Nominee
                                                President
                                                Vice Chairman of National

Mr. Goldwasser joined the Company in June 2000. He was named President in August 2000. Prior to joining the Company, Mr. Goldwasser was the Global High Yield Sales Manager at ING Barings from 1997 to 2000. From 1995 to 1997, he was the Managing Director of High Yield Sales at Schroders & Co., and from 1991 to 1995, he was the Vice President of Institutional High Yield Sales at Lazard Freres & Co. From 1984 to 1991, Mr. Goldwasser served as the Associate Director of Institutional Convertible Sales and Institutional High Yield Sales at Bear Stearns & Co., Inc. From 1982 to 1984, he was a Floor member of the New York Mercantile Exchange (NYMEX) and the Commodity Center (COMEX). Mr. Goldwasser received his BA with Honors from the University of Capetown in 1979.

James C. Holcomb, Jr.         51 years old      Director

Mr. Holcomb has served as a Director of the Company since March 1998. Since 1982, Mr. Holcomb has been employed by Holcomb Investment Company, a Texas General Partnership. Holcomb Investment Company is a family-owned investment vehicle, privately investing in predominantly oil and gas exploration and development. Mr. Holcomb also is a private investor in wholesale distribution and manufacturing companies, and is often actively involved in the management of the companies in which investments are made. Mr. Holcomb received his AB in 1972 from Brown University and his JD in 1975 from the University of Texas School of Law.

D.S. Patel                    61 years old      Director

Mr. Patel has served as a Director of the Company since March 1998. Since 1987, Mr. Patel has worked as Chairman of the Board of Directors, President and Chief Executive Officer of Circuit Systems, Inc., a publicly-traded manufacturer of printed circuit boards. Circuit Systems, Inc. filed a petition for relief under Chapter 11 of the Bankruptcy Code in September 2000. Mr. Patel was also a Director of SigmaTron International, Inc., a publicly-traded electronics contract manufacturer, from 1994 to September 2001.

Peter Rettman                 45 years old      Director Nominee
                                                Registered Representative of
                                                National

Mr. Rettman has served as a Registered Representative of National Securities Corporation since December 1994. Mr. Rettman has taught investments at the University of Washington extension program since 1975, and is a speaker and presenter at national and regional stock broker training and development programs. Mr. Rettman currently serves as a director of Ultravection Corp., International Bioproducts, and Microplanet Corp.

Robert J. Rosan               70 years old      Director Nominee

Mr. Rosan is a partner in the law firm of Rosan & Rosan P.C. His practice specializes in real estate, banking and contract law. Mr. Rosan been a partner of Rosan & Rosan P.C. for thirty (30) years. Mr. Rosan received his LLB from Columbia Law School.

Gary A. Rosenberg             61 years old      Director

Mr. Rosenberg has served as a Director of the Company since its inception in February 1997 and served as its President from August 1997 until April 1998. He was appointed to the Board of National in December 1996. Mr. Rosenberg was Chairman and CEO of UDC Homes, Inc. (and its predecessors) from 1968 to 1994, and the Chairman (non-management) from 1994 to 1996. Presently, Mr. Rosenberg is Chairman, Chief Executive Officer and Director of Canterbury Development Corporation, a family held company with financial, technology, entertainment and real estate interests. He is also Chairman, President and CEO of One Stop Shop, Inc., a retail company serving homeowners and homebuyers; Chairman and Director of the Rosenberg Foundation; Founder and Chairman of the Real Estate Research Center; member of the Board at The Kellogg Graduate School of Management at Northwestern University; and a Trustee of St. Norbert College. Mr. Rosenberg received his BS and MBA from Northwestern University and his JD from the University of Wisconsin.

Steven A. Rothstein           51 years old      Chairman and Chief Executive
                                                Officer
                                                Chairman and Chief Executive
                                                Officer of National;
                                                Director of WestAmerica
                                                Investment Group("WestAmerica");
                                                and
                                                Director of Canterbury
                                                Securities Corporation
                                                ("Canterbury")

Mr. Rothstein has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in February 1997. He became a member of the Board of National in May 1995 and was appointed Chairman on August 1, 1995. From 1979 through 1989, Mr. Rothstein was a registered representative, and Limited Partner at Bear Stearns & Co., Inc. in Chicago, Illinois and Los Angeles, California. From 1989 to 1992, Mr. Rothstein was a Senior Vice President in the Chicago office of Oppenheimer and Company, Inc. In December 1992 he joined Rodman and Renshaw, Inc., a Chicago-based broker-dealer serving as Managing Director, and joined H.J. Meyers, Inc. in Beverly Hills, California, a New York Stock Exchange member firm in March 1994. He resigned from H.J. Meyers and Company in March 1995 to associate with National. Mr. Rothstein is a 1972 graduate of Brown University, Providence, Rhode Island. Presently, Mr. Rothstein is a board member of Gateway Data Sciences, Inc., SigmaTron International, Inc. and Vita Food Products, Inc. Mr. Rothstein is expected to resign all offices he holds with the Company upon consummation of the Transactions.

Martin S. Sands               40 years old      Director Nominee

Martin S. Sands has served as Co-Chairman and Co-Chief Executive Officer of New York Stock Exchange member Sands Brothers & Co., Ltd., an investment banking and brokerage firm located in New York City, since 1990. Mr. Sands has been actively involved in the investment banking business since 1983, and has managed several investment partnerships over the course of the past five years. Mr. Sands serves as a director of Sands Brothers Asset Management, LLC. In October 2000, Mr. Sands was censured, fined and suspended by the New York Stock Exchange for a 90-day period from supervisory duties for his failure to reasonably discharge certain supervisory responsibilities at Sands Brothers. Mr. Sands has fully complied with the New York Stock Exchange Order. Mr. Sands received his BA from Union College in 1983.

Steven B. Sands               42 years old      Director Nominee

Steven B. Sands has served as Co-Chairman and Co-Chief Executive Officer of New York Stock Exchange member Sands Brothers & Co., Ltd., an investment banking and brokerage firm located in New York City, since 1990. Mr. Sands has been actively involved in the investment banking business since 1980, and has managed several investment partnerships over the course of the past five years. Mr. Sands currently serves as a director of The Pittsburgh Brewing Company, Critical Capital Growth Fund, L.P. and Sands Brothers Asset Management LLC. Mr. Sands received his BA degree from Hamilton College in 1980. Mr. Sands serves as a trustee of the Friends School in Locust Valley, New York.

Andrew Zaro                   47 years old      Director Nominee

Mr. Zaro is currently the managing member and majority shareholder of Cavalry Investments LLC ("Cavalry"). Cavalry specializes in the acquisition and collection of non-performing consumer debt nationally. Calvary has a $3 billion portfolio with over 1 million accounts. Calvary employs 160 full time people, 300 contingent law firms and 10 outside collection agencies. In 1991, Mr. Zaro founded and had overall management responsibility for Zirmak Investments LP, a partnership specializing in the acquisition of non performing consumer loans. Four years later he also founded Zirgo, LP, a successful subprime auto finance company based in Phoenix, Arizona. Zirmak Investments and Zirgo, LP, are both being serviced by Cavalry Investments LLC.

EXECUTIVE OFFICERS

Michael A. Bresner            58 years old      President of National

Mr. Bresner joined the Company in January 1998. In August 1998, he was named President of National. Prior to joining the Company, Mr. Bresner worked as Managing Director of H.J. Meyers, Inc., a position he held since 1990. Mr. Bresner served as Directing Editor of the Value Line Special Situations Service. Mr. Bresner is a Supervisory Analyst.

Robert H. Daskal              60 years old      Senior Vice President, Chief
                                                Financial Officer, Treasurer
                                                and Secretary Secretary of
                                                National; Director of
                                                WestAmerica; and Director of
                                                Canterbury

Mr. Daskal has served as Senior Vice President, Chief Financial Officer and Treasurer of the Company since its inception in February 1997. From 1994 to 1997 Mr. Daskal was a Director, Executive Vice President and Chief Financial Officer of Inco Homes Corporation, and from 1985 to 1994 he was a Director, Executive Vice President-Finance and Chief Financial Officer of UDC Homes, Inc. (and its predecessors). Mr. Daskal, a former Tax Partner with Arthur Andersen & Co., became a CPA in Illinois in 1967. He received his BBA and JD from the University of Michigan in Ann Arbor. Mr. Daskal is expected to resign all executive offices he holds with the Company upon consummation of the Transactions.

Craig M. Gould                31 years old      Vice Chairman of Technology
                                                Managing Director of National

Mr. Gould, primarily responsible for the Company's technology and interactive development, was named Vice-Chairman in July 1999. Mr. Gould joined National in May 1995 and is currently the Managing Director of Capital Markets. Prior to joining National, Mr. Gould worked at Merrill Lynch & Co., Inc. Mr. Gould graduated with a B.A. from the University of Wisconsin.

Committees and Meetings of the Board of Directors

MEETINGS OF DIRECTORS

During the fiscal year ended September 28, 2001, the Company's Board of Directors met or acted by Unanimous Written Consent a total of 13 times. No incumbent director attended fewer than 75% of the aggregate number of meetings of the Board and committees of which he was a member.

COMPENSATION COMMITTEE

The Company's Compensation Committee presently consists of two outside Directors, Messrs. Holcomb and Patel. The Committee believes the compensation paid to the Company's Executive Officers is competitive with companies within its industry that are comparable in size and by companies outside the industry with which the Company competes for executive talent.

AUDIT COMMITTEE

The Audit Committee presently consists of the following three outside Directors:
Messrs. Rosenberg, Holcomb and Patel. The Audit Committee reviewed the Company's audited financial statements as of and for the fiscal year ended September 29, 2000 with management and the Company's independent public accountants, Feldman Sherb & Co., P.C. This review included the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as issued and amended by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee discussed with Feldman Sherb & Co., P.C., their independence from management and from the Company. Based on the above review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements as of and for the year ended September 29, 2000 be included in the Company's Annual Report on Form 10-K for the year ended September 29, 2000.

DIRECTOR COMPENSATION.

Outside directors (i.e., directors who are not also officers or employees of the Company or of a subsidiary) are paid $1,000 per meeting attended in person, and $500 per meeting attended by telephone. Outside directors are also granted options to purchase 5,000 shares of the Company's common stock each year of their tenure, which fully vest six months after the date of issuance. The exercise price of such options will equal or exceed fair market value of the common stock on the date of grant. The Company shall reimburse all directors for expenses incurred traveling to and from board meetings. The Company does not pay inside directors any compensation as a director.

Executive Compensation

The following Summary Compensation Table sets forth information as to compensation received for services provided to the Company and its subsidiaries during the fiscal years ended 2001, 2000 and 1999 by the Chief Executive Officer and the four other most highly compensated executive officers of the Company who were serving as of September 28, 2001 and whose 2001 compensation exceeded $100,000, each as determined by total salary and bonus for 2001 (the "Named Executive Officers").

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                                       11


                               ANNUAL COMPENSATION

                                                                           Long-Term
                                                                          Compensation
                                                             Other         Securities
                          Year                              Annual         Underlying
  Name and Capacity       Ended    Salary   *   Bonus     Compensation      Options
----------------------    -----    --------    --------   ------------    ---------------

Steven A. Rothstein       2001     $554,000  **$110,000        $-             $-

Chairman and Chief
Executive Officer

                          2000     $677,000  ** $50,000        $-             $-


                          1999     $402,000  ** $57,000        $-             $-



Mark Goldwasser           2001     $428,000     $25,000        $-             $-

President

                          2000     $123,000       $-           $-             $-


Robert H. Daskal          2001     $206,000     $60,000        $-             $-

Senior Vice
President, Chief
Financial Officer,
Treasurer and
Secretary

                          2000     $247,000     $30,000        $-             $-

                          1999     $230,000     $18,000        $-             $-


Craig M. Gould            2001     $171,000 *** $60,000        $-             $-

Vice Chairman
Technology

                          2000     $220,000 *** $15,000        $-             $-


Michael A. Bresner        2001     $300,000    $135,000        $-             $-

President of National

                          2000     $350,000     $40,000        $-             $-

                          1999     $250,000     $26,000        $-             $-

* Amounts include commissions earned in the normal course of business, fees received for Corporate Finance services and profit from the sale during the year of the Company's stock obtained through the exercise of options.

** Compensation paid to Mr. Rothstein by the Company includes a percentage of business generated or supervised by Mr. Rothstein as follows: he is paid 50% of the commission generated on retail trades (compared to the 70% typically paid to National's brokers) and a portion of premiums for term life insurance paid by the Company.

*** Compensation in 1999 paid to Mr. Gould did not exceed $100,000 and therefore is not listed for that fiscal year.

TERMINATION AND CONSULTING AGREEMENTS

On December 14, 2001, the Company and National entered into a termination and consulting agreement with Steven A. Rothstein pursuant to which Mr. Rothstein and the Company agree to terminate his employment with the Company. Under the terms of the agreement, Mr. Rothstein shall perform certain consultant services as directed by the Company and National for a term of eighteen (18) months at a monthly base salary of $10,000. Mr. Rothstein shall, at the instruction of the Company, commit up to ten (10) hours of time per week towards the performance of Services and shall document such time in a form and manner acceptable to the Company.

On December 14, 2001, the Company and National entered into a termination and consulting agreement with Robert H. Daskal pursuant to which Mr. Daskal and the Company agree to terminate his employment with the Company. Under the terms of the agreement, Mr. Daskal shall remain an employee of the Company for a period of three months following the closing of the Transactions, provided that Mr. Daskal shall resign all executive offices he currently holds with the Company. At the end of this three month period, Mr. Daskal's employment will be terminated at which time he shall become a consultant to the Company for a period of twenty seven (27) months at a monthly base salary of $10,000. Mr. Daskal shall, at the instruction of the Company, commit up to ten (10) hours of time per week towards the performance of Services and shall document such time in a form and manner acceptable to the Company.

CERTAIN LEGAL PROCEEDINGS

The Maxal Trust, et al. v. National Securities Corporation et al., United States District Court, Central District of California, Case No. CV-97-4392 ABC (Shx). See disclosure in the Company's Form 10-Q for the quarter ended December 31, 1998 and Form 10-K for the fiscal year ended September 24, 1999. On February 16, 1999, the District Court dismissed the plaintiffs' remaining claims against National in their entirety and granted National's motion for summary judgment. A final judgment was issued by the court on April 26, 1999. The plaintiffs filed a notice of appeal on May 4, 1999. The United States Court of Appeals for the Ninth Circuit affirmed the District Court's dismissal on December 20, 2000.

National has been named, together with others, as a defendant in a consolidated class action lawsuit filed against Complete Management, Inc. No specific amount of damages has been sought against National in the complaint. In June 2000, National filed to dismiss this action. In March 2001, the United States District Court for the Southern District of New York denied National's motion to dismiss. In May 2001, National submitted its answer to the complaint in which it set forth its defenses. National believes that its defenses are valid and will vigorously defend this action.


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The Company is a defendant in various other arbitrations and administrative proceedings, lawsuits and claims, which in the aggregate seek general and punitive damages approximating $11,000,000. These matters arise out of the normal course of business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Messrs. Rothstein, Goldwasser and Gould have Brokerage Margin Accounts with National. The transactions, borrowings and interest charges in these accounts are handled in the ordinary course of business and are consistent with other similar customer accounts.

In August 2001 the Company loaned $50,000 for Steven Rothstein's IRA, pursuant to the terms of a Subordinated Promissory Note. The Note bears interest at a rate of 9% and is due in August 2004.

In March 2001, the Company had its initial closing of Robotic Ventures Fund I, L.P., a venture capital fund dedicated to investing in companies engaged in the business of robotics and artificial intelligence. As of September, 2001 the fund raised a total of $5.2 million, 265,000 of which was capital directly invested by the Company into the fund. The Company serves as the managing member of Robotic Ventures Group LLC, the general partner of the fund. As the managing member of the funds general partner, the Company is entitled to the 2% management fee paid by the fund. Additionally, the Company owns 24.5% of the funds general partner, which is entitled to 20% of the profits generated by the fund after the investors receive the return of their invested capital. Each of Steven A. Rothstein and Mark Goldwasser own 7.5% of Robotic Ventures Group LLC.

The Company has agreed to sell 100% of the common stock, representing its entire ownership interest, in Canterbury Securities Corporation to Steven A. Rothstein, at a price equal to its net book value, of approximately $11,100.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Section 16 of the Exchange Act, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file such reports, the Company is not aware of any failures to file reports or report transactions in a timely manner during the Company's fiscal year ended September 28, 2001.

Messrs. Holcomb, Patel, Rosenberg, Rothstein, Bresner, Daskal, Goldwasser and Gould failed to file in a timely manner a Form 5 in the fiscal year 2001.


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